First Federal Bancorp, Inc. *2002 Annual Report*



Dear Shareholder,

A look back on fiscal 2002 reveals a busy and productive year for First Federal Bancorp, Inc. Nearly two years of effort have resulted in the successful conversion of our data processing services to Aurum Technology, Inc., under their Miser system. This project was undertaken for several reasons, including reducing and controlling costs, improving efficiencies in our overall operations, expanding the services First Federal can offer to its customers and remaining in the forefront of technological leadership in our industry, to name a few.



As a result of our conversion to the Miser platform, First Federal has been able to partner with many new vendors and install state-of-the-art technology that was not as readily available under our previous data processing provider. Major components of these new capabilities are the Internet Banking and Bill Pay services that are now accessible from our Web site at www.firstfedonline.com. The Web address was changed at the same time as these new Internet services became available to coincide with a new and expanded Web site. Another key enhancement, as a result of the conversion, is our new teller/platform system. This new system is much more user-friendly, making training and transaction times faster.

Further efficiencies have come with changes to our consumer loan software. As part of the conversion, First Federal also upgraded all of its data communications capabilities to improve its current performance and to position itself for future growth and expansion of services. Currently, First Federal has set its sights on exploring other partnerships that we hope will lead to even more operational efficiencies and reductions in operating costs.

First Federal also made an investment this year by relocating the Newcomerstown branch office to a brand new site and a newly constructed facility. The new office opened at 220 East State Street in Newcomerstown on September 23, offering drive-thru and ATM services that were not available at the old, storefront office on Main Street. A VIP reception prior to the opening confirmed the community's enthusiasm for the project.

While everyone at First Federal is pleased with the performance of the Bancorp, it was nice to read in the June 27, 2002 issue of the *Cleveland Plain Dealer* that the Bancorp had made the paper's list of Ohio's Best Publicly Traded Companies at number 87. This is a first for the Bancorp, and we are very proud of the accomplishment.

On June 26, 2002, the Bancorp announced a stock repurchase program for up to 5 percent of the outstanding common shares over the next 24 months.

The Bancorp was able to increase its dividend by 11 percent, from $.045 per share to $.05 per share, paid in January 2002. In addition, the stock price increased 31 percent from fiscal year end 2001 to fiscal year end 2002, going from $6.00 per share to $7.83 per share.

Core deposits rose $12.8 million during the fiscal year with all of the growth coming in low-cost demand accounts, Money Market Plus and regular savings accounts. This growth is the result of the reaction to market conditions as people looked for safe and insured alternatives for their savings.

First Federal will continue to build on its strengths as a community bank. People still care about the little things a bank like ours can provide that larger banks can't duplicate, such as local decisions on loans, local phone numbers and personal attention on a first name basis.



We have a progressive vision for the future, as we plan to continue our efforts to remain competitive through investments in people, equipment and programs that provide our customers with the best value in banking services. We are eagerly looking forward to the challenges of the coming year and we hope you continue your relationship with us as a shareholder.

Financially Yours,

J. William Plummer
President/CEO

Many doors of opportunity have opened for First Federal throughout the past year. The merger of a major, competing local bank with an out-of-town bank provided us with the momentum to launch some of the most aggressive marketing tactics that Ohio's banking industry has seen.

This merger left First Federal as the largest locally owned, locally controlled bank in Zanesville, Ohio, and it was perfect timing to drive home the advantages of doing business with a stable, hometown bank in an ever-changing industry.


YOUR MONEY IS
Now Leaving
ZANESVILLE
Thanks for Visiting!
FIRST FEDERAL

A compelling series of ads were created to run in the local newspaper. On the exact day the competing bank announced their merger using a full-page ad, First Federal ran an ad of its own. The visual displayed a sign typical of the city limit signs you would find on the side of the road. The headline read, "Your Money is Now Leaving Zanesville," while the copy told of how big bank mergers affect customers by increasing fees, decreasing service and pulling money out of town.

This campaign managed to be provocative, while at the same time it preserved the friendly, hometown feeling of previous marketing efforts. Its message truly hit home with customers attracting both attention and business to First Federal. The ads served as forceful reminders not to be blinded by the promises that bigger bank chains offer at the expense of customer service.

First Federal thrives on its strength as an independent bank and won't relinquish its commitment to serve the customers and community from which it prospers. For years to come, First Federal will remain a fixture of stability on the landscape of eastern Ohio.




A clear vision for our

Giving back to the community is a way of life at First Federal. Throughout Muskingum, Coshocton, Tuscarawas and Perry counties, you'll find footprints of our presence in the buildings, businesses and people that surround.

First Federal is proud to contribute resources back into the community to enrich the lives of our fellow residents. Through our employees' hands, we touch the community in many important ways. Our employees play an active part in helping our cities flourish by donating their time, energy and enthusiasm to organizations and meaningful causes.



One such employee who demonstrates this commitment is Laurie Waggoner, an active volunteer with the Newcomerstown Cy Young Youth League Baseball Programs for boys and girls ages five to eighteen. Through her involvement spearheading improvement projects for the fields and assisting with promotions, the league can continue to function as a recreational outlet for youth throughout the area.



Another First Federal employee, Gordon Spillman, is actively involved in the Community Improvement Corporation of Coshocton County. Serving as president of the CICC, he plays an integral role in coordinating the economic development activities of the county, and preserving and promoting the growth and success of the business community.

Our future builds off of the strong roots we have established through our investment in people and technological resources. With the addition of our newest branch located in Newcomerstown, Ohio, we have expanded our ability to provide some of the most convenient, up-to-date banking services.



Throughout the past year, we have seen first-hand the successful integration of numerous advances in the Bank's technology, including a conversion of our data processing services and the implementation of additional Internet Banking services. Staying at the forefront of technology and emerging bank trends helps to ensure our progress for years to come.

This progressive outlook is further exemplified by the diversity of our lending operations. Commercial loans experienced an increase of 4.4 percent over fiscal 2001, with additional growth in non-residential loans.

Lending to the growth of the community is a foothold of stability for the Bank, for customers and for shareholders, alike. It demonstrates our dedication to continue prospering and thriving in the very place we call home. It is the defining nature of First Federal and our vision for success.







A Year in Perspective

First Federal Bancorp, Inc., an Ohio corporation ("Bancorp"), is a unitary savings and loan holding company which owns all of the issued and outstanding common stock of First Federal Savings Bank of Eastern Ohio, a federal savings bank incorporated under the laws of the United States ("First Federal"). On July 14, 1992, Bancorp acquired all of the common stock issued by First Federal upon its conversion from a mutual federal savings bank to a stock federal savings bank (the "Conversion"). Bancorp's activities have been limited primarily to holding the common stock of First Federal.

Serving the Zanesville area for over 100 years, First Federal conducts business from its main office at Fifth and Market Streets in downtown Zanesville and from five full-service branch offices located throughout Muskingum, Coshocton and Tuscarawas Counties. First Federal is engaged principally in the business of making first mortgage loans to finance the purchase, construction or improvement of one- to four-family residential real estate and loans secured by multifamily real estate (over four units) and nonresidential real estate. The origination of consumer loans, particularly automobile loans, also constitutes a significant portion of First Federal's lending activities. Loan funds are obtained primarily from savings deposits and loan repayments.

As a savings and loan holding company, Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings bank chartered under the laws of the United States, First Federal is also subject to regulation, supervision and examination by the OTS. Because its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), First Federal is subject to regulation and examination by the FDIC. First Federal is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

General

First Federal is primarily engaged in the business of attracting savings deposits from the general public and investing such funds in loans secured by one- to four-family residential real estate located primarily in eastern Ohio. First Federal also originates consumer loans, primarily direct and indirect loans for the purchase of automobiles. In addition, First Federal originates loans secured by multifamily real estate (over four units) and nonresidential real estate, other types of consumer loans, including home equity and home improvement loans, secured and unsecured lines-of-credit, and commercial loans. First Federal also invests in U.S. government and agency obligations, interest-bearing deposits in other banks, mortgage-backed securities and other investments permitted by applicable law.

First Federal's profitability is primarily dependent upon its net interest income, which is the difference between interest income on its loan and investment portfolios and interest paid on deposits and other borrowed funds. Net interest income is directly affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such amounts. First Federal's profitability is also affected by the provision for loan losses and the level of other income and other expenses. Other income consists primarily of service charges, other fees on deposits, and gains on sales of loans. The gains on sales of loans are the result of First Federal's origination and sale of fixed-rate mortgage loans in the secondary market. Other expenses include salaries and employee benefits, occupancy of premises, federal deposit insurance premiums, data processing, advertising, state franchise tax and other operating expenses.

The operating results of First Federal are also affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. First Federal's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which is in turn affected by the interest rates at which such loans are made, general economic conditions affecting loan demand and the availability of funds for lending activities.

Note Regarding Forward-Looking Statements

In addition to historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, First Federal's operations and First Federal's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and First Federal's market area generally.

Some of the forward-looking statements included herein are the statements regarding the following:

1. Management's determination of the amount of loan loss allowance;
2. Management's belief that deposits will increase during fiscal year 2003;
3. Management's anticipation that loan demand will remain stable, but that the mortgage loan portfolio may decrease if lower interest rates make adjustable mortgages, which are held in portfolio rather than being sold, less attractive;
4. Management's anticipation that advances from the FHLB will decrease as savings increase during fiscal year 2003;
5. Management's anticipation that adjustable-rate loans will reprice lower in fiscal year 2003 if interest rates remain relatively stable or decrease;
6. Legislative changes with respect to the activities of financial institutions; and
7. Management's expectation that the amount of its consumer loans will remain stable.

The following table sets forth certain information concerning the consolidated financial condition and results of operations of First Federal as of and for the periods indicated:

Selected financial information and other data	2002	2001	2000	1999	1998
	At or for the year ended September 30, (Dollars in thousands except for per share data)				
Total amount of:					
Assets	$ 226,451	$ 234,769	$ 236,877	$ 209,860	$ 213,502
Mortgage-backed securities	416	614	739	969	1,256
Loans receivable – net	195,525	203,404	207,049	178,949	169,623
Federal funds sold and other short-term investments	1,500	1,500	0	25	13,375
Interest-bearing deposits in other financial institutions	698	996	1,386	2,497	0
Investment securities and FHLB stock	14,286	14,535	14,711	13,496	15,629
Deposits	157,688	146,251	158,720	145,120	147,689
Borrowed funds	45,719	66,796	58,205	45,568	47,996
Stockholders' equity	21,294	19,976	18,118	17,652	16,500
Number of:					
Real estate loans outstanding	2,551	2,619	2,634	2,713	2,833
Consumer loans outstanding	6,537	7,536	7,836	6,769	6,485
Deposit accounts	16,969	17,784	18,898	19,786	21,085
Full service offices	6	6	6	6	6

Summary of operations	2002	2001	2000	1999	1998
Total interest income	$ 15,832	$ 18,480	$ 16,992	$ 15,639	$ 16,027
Total interest expense	7,031	10,303	9,787	8,662	9,139
Net interest income	8,801	8,177	7,205	6,977	6,888
Provision for loan losses	357	83	161	182	681
Net interest income after provision for loan losses	8,444	8,094	7,044	6,795	6,207
Noninterest income	1,395	1,586	1,068	974	997
Noninterest expense	6,957	5,974	5,581	5,515	5,216
Income before federal income tax	2,882	3,706	2,531	2,254	1,988
Provision for federal income taxes	1,015	1,301	914	746	659
Net income	$ 1,867	$ 2,405	$ 1,617	$ 1,508	$ 1,329
Basic earnings per share	$ .58	$ .77	$ .51	$ .47	$ .42
Diluted earnings per share	$ .56	$ .73	$ .48	$ .44	$ .38
Cash dividend declared per share	$ .195	$ .175	$ .16	$ .16	$ .14
Weighted average common and common equivalent shares					
Basic	3,205,099	3,118,269	3,168,193	3,176,462	3,150,532
Diluted	3,357,180	3,305,508	3,377,400	3,395,617	3,505,014

Key Operating Ratios	2002	2001	2000	1999	1998
	At or for the year ended September 30,				
	(Dollars in thousands except for per share data)				
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities) at end of period	3.87%	3.51%	3.21%	3.29%	3.21%
Average interest rate spread	3.83	3.43	3.18	3.35	3.46
Net interest yield (net interest income divided by average interest-earning assets)	4.10	3.72	3.42	3.53	3.58
Return on stockholders' equity (1)	8.95	12.73	9.03	8.83	8.23
Return on assets (2)	.81	1.03	.72	.71	.64
Average interest-earning assets to average interest-bearing liabilities	108.29	106.13	105.10	104.37	102.42
Stockholders' equity to total assets at end of period	9.40	8.51	7.65	8.41	7.73
Average stockholders' equity to average total assets	9.09	8.12	7.99	8.05	7.72
Dividend payout	33.72	22.70	31.37	34.04	33.33
Nonperforming assets ratio (total nonperforming assets divided by total assets) at end of period (3)	.19	.27	.02	.11	.29
Loan loss allowance to net loans outstanding at end of period	.86	.79	.88	1.01	1.20

(1) Net income divided by average stockholders' equity.

(2) Net income divided by average total assets.

(3) Nonperforming assets consist of nonaccruing loans, accruing loans which are past due 90 days or more, real estate owned and property held for future sale.

Total assets of First Federal decreased to $226.5 million at September 30, 2002, from $234.8 million at September 30, 2001. The decrease in assets is the result of a decrease in net loans receivable of $7.9 million, or 3.88%, from $203.4 million at September 30, 2001, to $195.5 million at September 30, 2002. The decrease in loans receivable was comprised of a decrease in residential real estate loans of $10.4 million, a $3.9 million decrease in consumer automobile loans, a decrease of $1.6 million in other consumer loans, $5.3 million increase in non-residential real estate loans, and a $2.7 million increase in home equity loans. The decrease in residential loans was due to the sale of fixed rate loans in the secondary market. The decrease in consumer auto loans was due to a decreased volume in loans originated.

Investment securities exclusive of mortgage backed securities, decreased $466,000 and interest-bearing deposits in other financial institutions decreased $298,000. First Federal still retained the level of securities necessary for liquidity. See "Liquidity and Capital Resources." Accrued interest receivable remained stable at $1.3 million at September 30, 2002. FHLB stock increased $217,200.

The allowance for loan losses increased from $1,605,000 at September 30, 2001, to $1,688,000 at September 30, 2002. Management slightly increased the allowance for loan losses as a result of the composition of delinquencies. Specific valuation on consumer car loans was increased $106,000 due to the collateral value being less than the balance owed on the loans. Delinquencies also decreased to $1.7 million at September 30, 2002, from $2.7 million at September 30, 2001. Real estate loans comprised $911,000 of the September 30, 2002 balance compared to $1.5 million at September 2001. The real estate collateral exceeded the balances on the loans, so additional allowances for the loss were not needed. Total nonaccrual loans and accruing loans that are 90 days past due decreased from $634,000 to $424,000. First Federal reviews on a quarterly basis the allowance for loan losses as it relates to a number of relevant factors, including but not limited to, trends in the level of nonperforming assets and classified loans, current and anticipated economic conditions in the primary lending area, past loss experience and probable losses arising from specific problem assets. To a lesser extent, management also considers loan concentrations to single borrowers and changes in the composition of the loan portfolio. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. See Exhibit 99.2 in Form 10-KSB, "Safe Harbor Under the Private Securities Litigation Reform Act of 1995," which is incorporated herein by reference.

Loans not secured by one- to four-family residential real estate are generally considered to involve greater risk of loss than loans secured by one- to four-family residential real estate due, in part, to the effects of general economic conditions. The repayment of multifamily residential and nonresidential real estate loans generally depends upon the cash flow from the operation of the property, which may be negatively affected by national and local economic conditions that cause leases not to be renewed or that negatively affect the operations of a commercial borrower. Construction loans may also be negatively affected by such economic conditions, particularly loans made to developers who do not have a buyer for a property before the loan is made. The risk of default on consumer loans increases during periods of recession, high unemployment and other adverse economic conditions. When consumers have trouble paying their bills, they are more likely to pay mortgage loans than consumer loans, and the collateral securing consumer loans, if any, may decrease in value more rapidly than the outstanding balance of the loan.

Deposits increased by $11.4 million, or 7.79%, from $146.3 million at September 30, 2001, to $157.7 million at September 30, 2002. The increase is primarily due to the increase in money market checking accounts at September 30, 2002. Because customers' uncertainty continues in regard to future interest rates and the stock market, the Savings Bank has experienced increased growth in various checking products. As the uncertainty of future interest rates and the stock market becomes more clear, it is unknown what impact that will have on the Bank's short-term deposits. The balance of certificates of deposit decreased $5.4 million to $81.0 million at September 30, 2002, from $86.4 million at September 30, 2001. At September 30, 2002, FHLB advances totaled $45.7 million, a decrease of $21.1 million from the $66.8 million of advances outstanding at September 30, 2001. Management believes that deposits will increase during fiscal year 2003 and that it will not be necessary to fund the anticipated steady loan demand with further advances from the FHLB. No assurance can be provided, however, that deposits will increase and that loan demand will remain steady. Deposit levels and loan demand are affected by national, as well as local, interest rates, the attractiveness of alternative investments and other national and local economic circumstances.

Stockholders' equity was $21.3 million, or 9.40% of total assets, at September 30, 2002, compared to $20.0 million, or 8.51% of total assets, at September 30, 2001. The increase was attributable to $1.9 million in net income for the 2002 fiscal year and proceeds from exercised options of $393,000, less $629,000 in dividends declared and paid and $312,000 used to purchase 44,726 shares of Bancorp.

September 30, 2002 and 2001

Bancorp reported net income for the 2002 fiscal year of approximately $1.9 million, compared to $2.4 million in fiscal year 2001. The most significant changes from 2001 to 2002 were the $623,000 increase in net interest income and the $274,000 increase in the provision for loan losses, a $191,000 decrease in noninterest income, an increase of $983,000 in noninterest expense and a decrease of $286,000 in federal income tax expense.

Net interest income increased by $623,000 in fiscal year 2002 compared to fiscal year 2001. Interest income decreased $2.6 million during fiscal year 2002 from $18.5 million during fiscal year 2001. This decrease was a result of the average mortgage loan balance in 2002 being lower than the average mortgage loan balance in 2001. Loan originations are affected by loan demand, which in turn is affected by interest rates offered, general economic conditions and the availability of funds for lending activities. With the low rates, many loan customers have chosen fixed-rate loans over adjustable-rate loans. This has resulted in selling more loans in the secondary market instead of keeping the loans in First Federal's portfolio. If interest rates remain low and First Federal continues to sell the fixed-rate loans, interest income will be reduced, as will the outstanding portfolio. If interest rates remain relatively stable or decrease during fiscal year 2003, the adjustable-rate mortgage loan portfolio will reprice at lower rates, due to the lower interest rates. No assurance can be provided, however, that interest rates will remain stable or decrease. Interest rates are affected by general, local and national economic conditions, the policies of various regulatory authorities and other factors beyond the control of First Federal. Interest expense for fiscal year 2002 decreased $3.3 million from $10.3 million during fiscal year 2001. Included in interest expense for 2002 is approximately $2.8 million of interest on borrowed funds. The decrease in interest expense on borrowed funds is the result of decreased FHLB interest rates on the advances and decreased average balances of borrowed funds as the funds from increased savings were utilized to pay down the advances. The decrease in interest expense on deposits is the result of lower interest rates on deposits and a shift from higher rate certificates of deposit to lower rate demand accounts.

First Federal's average interest rate spread increased from 3.43% in fiscal 2001 to 3.83% in fiscal 2002 because the average rate First Federal is earning on interest-earning assets increased more than the average rate First Federal is paying on interest-bearing liabilities.

The provision for loan losses was $357,000 in the 2002 fiscal year, an increase of $274,000 from the 2001 fiscal year. Consumer delinquencies provision increased $106,000 due to the reduced collateral value compared to the loan balance on delinquent loans. During fiscal 2001 the savings bank recovered $149,000 on a previously accrued allowance on a loan that paid off. This did not occur in fiscal 2002. Total delinquencies were $1.7 million at September 30, 2002, of which $759,000 were on consumer loans, and $2.7 million at September 30, 2001, of which $1.2 million were on consumer loans. Total nonaccrual loans and accruing loans that are 90 days past due decreased to $424,000 from $634,000.

Noninterest income decreased for fiscal 2002 by $191,000 from fiscal 2001. This is a result of a decrease of $248,000 in gain on loans sold due to the impairment of mortgage servicing rights as interest rates have declined, and a decrease in other income of $109,000, partially offset by an increase of $166,000 in service charges on deposit accounts.

Noninterest expenses increased by $983,000 from fiscal 2001 to fiscal 2002. The increase is largely attributable to a $514,000 increase in salaries and benefits, due in part to the cost of the First Federal Savings Bank of Eastern Ohio Defined Benefit Pension Plan (the "Pension Plan") of $107,000 and costs to terminate the Pension Plan. The Board of Directors of First Federal terminated the Pension Plan effective December 31, 2002. All Pension Plan participants actively employed on the termination date will be 100% vested in their accrued benefit as of that date. First Federal booked a $155,000 curtailment loss and reversed $159,000 in prepaid retirement expenses. The Board of Directors of First Federal also expects to adopt a defined contribution plan qualified under Section 401 (k) of the Internal Revenue Code of 1986, as amended, to replace the Pension Plan. Although the directors expect that the defined contribution plan will include some employer contributions, the details of that plan have not been finalized. Salaries and benefits also increased due to increased medical plan costs and normal pay increases totaling $99,000. Data processing costs increased $165,000, which resulted from $200,000 in expenses related to the conversion to the new core processor in the first quarter of the fiscal year 2002. Occupancy expense decreased $10,000 due to a decrease in furniture and fixture expense. Advertising increased $96,000 due to additional marketing utilized as competitors in our market areas changed. Other operating expenses increased $200,000 due to $51,000 increased costs for courier, postage, telephone and savings accounts, expenses increased $17,000 for training and travel due to the conversion to a new core processor, increased write-off of equipment no longer utilized after the conversion of $48,000, increased costs of $15,000 to operate the ATM's and $16,000 of increased miscellaneous losses on checking accounts.

The federal income tax provision decreased by $286,000 from fiscal 2001 to fiscal 2002. The effective tax rate for fiscal year 2002 was 35.20% and 35.10% for 2001.

[illegible] September 30, 2001 and 2000

Bancorp reported net income for the 2001 fiscal year of approximately $2.4 million, compared to $1.6 million in fiscal year 2000. The most significant changes from 2000 to 2001 were the increase in net interest income of $971,000 and the decrease in the provision for loan losses of $77,000, an increase in noninterest income of $518,000, an increase in noninterest expense of $392,000 and an increase in federal income tax expense of $387,000.

Net interest income increased by $971,000 in fiscal year 2001 compared to fiscal year 2000. Interest income increased $1.5 million during fiscal year 2001 from $17.0 million during fiscal year 2000. This increase was a result of the average mortgage loan balance in 2001 being higher than the average mortgage loan balance in 2000. Interest expense for fiscal year 2001 increased $517,000 from $9.8 million during fiscal year 2000. Included in interest expense for 2001 is approximately $3.2 million of interest on borrowed funds. The decrease in interest expense on borrowed funds is the result of decreased FHLB interest rates on the advances. The increase in interest expense on deposits is the result of higher interest rates on deposits.

First Federal's average interest rate spread increased from 3.18% in fiscal 2000 to 3.41% in fiscal 2001 because the average rate First Federal is earning on interest-earning assets increased more than the average rate First Federal is paying on interest-bearing liabilities.

The provision for loan losses was $83,000 in the 2001 fiscal year, a decrease of $77,000 from the 2000 fiscal year. Total delinquencies were $2.7 million, of which $1.2 million were on consumer loans at September 30, 2001 and $1.8 million, of which $800,000 were on consumer loans at September 30, 2000. Total nonaccrual loans and accruing loans that are 90 days past due increased to $634,000 from $294,000.

Noninterest income increased for fiscal year 2001 by $518,000 from fiscal 2000. This is a result of an increase of $472,000 in gains on loans sold, due to the selling of fixed-rate loans, and the recording of mortgage servicing rights on those loans, and an increase in other income of $67,000 and a decrease of $20,000 in service charges on deposit accounts.

Noninterest expenses increased by approximately $392,000 from fiscal 2000 to fiscal 2001. The increase is attributable to a $99,000 increase in data processing costs. The prior fiscal year First Federal had received an $80,000 refund of overcharges from the data processor. In addition, salaries and benefits increased $330,000, mainly due to an increase in staff for a technology and a commercial loan position, an increase in entry-level wages and normal pay increases. Occupancy expense decreased $16,000 due to a decrease in furniture and fixture expense. Other operating expenses remained stable.

The federal income tax provision increased by $387,000 from fiscal 2000 to fiscal 2001. The effective tax rate for fiscal year 2001 was 35.10% and 36.12% for 2000.

First Federal's Board of Directors has formulated an asset and liability management policy designed to accomplish First Federal's principal financial objective of enhancing long-term profitability while reducing its interest rate risk. The principal elements of such policy are to: (i) originate long-term, fixed-rate mortgage loans primarily for sale; (ii) emphasize the origination of adjustable-rate loans; (iii) originate high quality, short-term consumer loans; (iv) maintain excess liquidity in relatively short term, interest bearing instruments; and (v) lengthen the maturity of its liabilities by seeking longer term deposits. First Federal's asset and liability management policy is designed to reduce the impact of changes in interest rates on its net interest income by achieving a more favorable match between the maturity or repricing dates of its interest-earning assets and interest-bearing liabilities.

First Federal has emphasized the origination of adjustable-rate mortgage loans and consumer loans in order to more closely match the maturities or repricing dates of its interest-earning assets and its interest-bearing liabilities. It has, therefore, sold most of the fixed-rate loans it has originated in the last few years. The origination of adjustable-rate mortgage loans in a low or decreasing interest rate environment, as the economy has been experiencing recently, is more difficult, however, due to the increased consumer demand for fixed-rate mortgage loans. First Federal has, therefore, begun retaining a few of its fixed-rate mortgage loans.

In recent years, First Federal has stressed short-term consumer lending, primarily the origination of automobile loans. In fiscal year 2002, the automobile loans decreased to $41.3 million from $45.2 million in fiscal year 2001. First Federal intends to continue to maintain consumer loans at current levels or increase such amounts, depending upon the demand for such loans. Consumer loans may decrease, however, due to decreased demand or increased competition.

First Federal's interest rate spread is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time, because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset value to changes in interest rates. The management and Board of Directors of First Federal carefully manage First Federal's exposure to interest rate risk in a manner designed to maintain the projected four-quarter percentage change in net interest income and the projected change in the market value of portfolio equity within the limits established by the Board of Directors assuming a permanent and instantaneous parallel shift in interest rates. The Board has established parameters for the maximum absolute change in market value of portfolio equity at + 200 basis points at (40)% and at -100 basis points at (30)%. First Federal's projected change in the market value of its portfolio is 6% and (3)% at September 30, 2002.

First Federal's principal sources of funds are deposits, repayments on loans and mortgage-backed securities, maturities of investment securities, FHLB advances, and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates and competition. The particular sources of funds utilized by First Federal from time to time are selected based on comparative costs and availability. First Federal generally manages the pricing of its deposits to maintain a steady deposit balance. From time to time, First Federal has decided not to pay rates on deposits as high as the rates paid by its competitors. First Federal has, when necessary, supplemented deposits with longer term or less expensive alternative sources of funds, such as advances from the FHLB.

The OTS requires savings associations to maintain a sufficient level of investments in specified types of liquid assets intended to provide a source of relatively liquid funds upon which First Federal may rely if necessary to fund deposit withdrawals and other short-term funding needs. The liquidity of First Federal, defined as adjusted liquid assets divided by deposits minus jumbo certificates due in one year or less, was 5.86% at September 30, 2002 and 7.43% at September 30, 2001. Liquidity management is both a daily and long-term responsibility of management. First Federal adjusts its investments in cash and cash equivalents based upon management's assessment of (i) expected loan demand, (ii) projected mortgage-backed and investment security maturities, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) the objectives of its asset/liability management program. Excess liquidity is invested generally in federal funds sold, mortgage-backed securities, interest-bearing deposits and floating-rate corporate debt securities. If First Federal requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Cincinnati and collateral eligible for reverse repurchase agreements.

At September 30, 2002, First Federal had outstanding commitments to originate loans of $18.4 million, (a significant portion of which normally remains unfunded) and $0 in commitments to sell loans. There were no commitments to purchase loans at such date. Certificates of deposit scheduled to mature in one year or less at September 30, 2002, totaled $55.1 million. Management believes that a significant portion of the amounts maturing during 2003 will remain on deposit with First Federal because they are mostly from within First Federal's primary market area and are not negotiated rate deposits. Deposits may not remain, however, due to changes in the economy, changes in interest rates that may make alternative investments more attractive, or increased competition among financial institutions.

During the fiscal year ended September 30, 2002, cash provided by operating activities, overnight deposits, mortgage-backed securities repayments, and loan *repayments were used to fund deposit maturities and withdrawals, repay borrowings, and loan originations.*

First Federal's liquidity is a product of its operating, investing and financing activities. These activities for the periods presented are summarized in the following table:

	Year ended September 30, 2002	2001	2000
	(In thousands)		
Net cash provided by operating activities	$ 4,038	$ 1,661	$ 2,405
Net cash provided (used) in investing	5,943	4,533	(28,017)
Net cash provided (used) by financing activities	(10,253)	(4,535)	25,069
(Decrease) Increase in cash and cash equivalents	(272)	1,659	(543)
Cash and cash equivalents at beginning of year	6,496	4,837	5,380
Cash and cash equivalents at end of year	$ 6,224	$ 6,496	$ 4,837

First Federal is required by OTS regulations to meet certain minimum capital requirements. The following table sets forth certain information regarding First Federal's compliance with applicable regulatory capital requirements at September 30, 2002.

	Amount		Percent of assets
	(Dollars in thousands)		
Tangible capital	$	17,917	7.85%
Tangible capital requirement		3,422	1.50
Excess	$	14,495	6.35%
Core capital		$17,917	7.85%
Core capital requirement (1)		9,125	4.00
Excess	$	8,792	3.85%
Total risk-based capital		$19,268	11.50%
Risk-based capital requirement		13,403	8.00
Excess	$	5,865	3.50%

(1) Although the general required minimum core capital is 4.00%, savings associations that meet certain requirements may be permitted to maintain minimum core capital of 3.00%.

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in relative purchasing power of money over time because of inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of First Federal are monetary in nature. As a result, interest rates have a more significant impact on First Federal's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

In July 2001, the FASB (Financial Accounting Standards Board) issued Statements (SFAS) No. 141, "Accounting for Business Combinations" and No. 142, "Accounting for Goodwill and Intangible Assets." These Statements will have no material effect on the Company at this time since it has not been involved in a "business combination" subject to SFAS No. 141 and does not have goodwill or other intangible assets subject to SFAS No. 142.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which amends SFAS No. 121 by addressing business segments accounted for as a discontinued operation under Accounting Principles Board Opinion No. 30. This Statement is effective beginning July 1, 2002. The effect of this Statement on the financial position and results of operations of the Company is not material.

The FASB also recently issued SFAS No. 145 and SFAS No. 146. SFAS 145 covers debt extinguishments and leases, and made some minor technical corrections. Gains and losses on extinguishments of debt, always treated as an extraordinary item under a previous standard, will no longer be considered extraordinary, except under very limited conditions. If a capital lease is modified to an operating, it will be treated as a sale-leaseback instead of a new lease. SFAS No. 146 covers accounting for costs associated with exit or disposal activities, such as lease termination costs or employee severance costs. The Statement replaces Emerging Issues Task Force (EITF) 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It requires these costs to be recognized when they are incurred rather than at date of commitment to an exit or disposal plan. The Company does not expect the effect of adoption of these Standards to be material.

Price information with respect to Bancorp's common shares is listed on The NASDAQ SmallCap Market ("Nasdaq") under the symbol of FFBZ. The following table sets forth the range of high and low bid information for the common shares of Bancorp, as quoted by Nasdaq, together with the dividends declared per common share for each quarter during the fiscal years ended September 30, 2001 and 2000.

	09/02	06/02	03/02	12/01	09/01	06/01	03/01	12/00
Dividend Declared	$0.05	$0.05	$0.05	$0.045	$0.045	$0.045	$0.045	$0.040
High Bid During Quarter	8.20	8.34	7.93	6.35	7.650	6.100	5.625	6.000
Low Bid During Quarter	6.42	6.73	6.00	5.65	5.570	5.100	4.750	4.688
Last Bid Of Quarter	7.88	7.20	7.790	6.00	6.000	5.665	5.250	5.310

The foregoing quotations reflect interdealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Bancorp had 3,248,725 common shares outstanding and held of record by approximately 642 shareholders as of November 30, 2002. Bancorp's common shares are traded in The NASDAQ SmallCap Market under the symbol of FFBZ.

The income of Bancorp consists primarily of dividends from First Federal. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings banks. Under OTS regulations applicable to converted savings banks, First Federal is not permitted to pay a cash dividend on its capital stock if First Federal's regulatory capital would, as a result of the payment of such dividend, be reduced below the amount established for the purpose of granting a limited priority claim on the assets of First Federal in the event of a complete liquidation to those members of First Federal before its conversion to stock form who maintain a savings account at First Federal after the conversion or applicable regulatory capital requirements prescribed by the OTS.

An application must be submitted and approval from the OTS must be obtained by a subsidiary of a savings and loan holding company (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) if the savings association will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

As of September 30, 2002, the following are compensation plans under which equity securities of Bancorp are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	415,656	$5.44	317,129
Equity compensation plans not approved by security holders	0	0	0
Total	415,656	$5.44	317,129

To the Stockholders and
Board of Directors
First Federal Bancorp, Inc.
Zanesville, Ohio

We have audited the accompanying consolidated balance sheets of First Federal Bancorp, Inc. and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of First Federal Bancorp, Inc. and subsidiary as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP
Cincinnati, Ohio
October 23, 2002

September 30	2002	2001
Assets		
Cash and due from banks	$ 4,723,753	$ 4,996,134
Interest-bearing deposits with banks	1,500,000	1,500,000
Cash and cash equivalents	6,223,753	6,496,134
Interest-bearing deposits	698,000	996,000
Held-to-maturity securities	10,110,104	10,774,966
Loans, net of allowance for loan losses of $1,688,000 and $1,605,000 in 2002 and 2001, respectively	195,525,552	203,403,831
Premises and equipment	7,163,805	6,369,719
Federal Home Loan Bank stock	4,591,300	4,374,100
Interest receivable	1,265,491	1,342,548
Other	873,305	1,011,679
Total assets	$ 226,451,310	$ 234,768,977

	2002	2001
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 157,687,991	$ 146,250,668
Short-term borrowings	2,778,000	28,840,000
Long-term debt	42,941,048	37,956,039
Accrued interest payable	347,682	522,966
Other liabilities	1,402,318	1,223,360
Total liabilities	205,157,039	214,793,033
Stockholders' Equity		
Preferred stock, $100 par value		
Authorized--1,000,000 shares, no shares issued and outstanding		
Class A common, no par value		
Authorized--9,000,000 shares;		
Issued—3,303,400 shares		
Outstanding 2002 -- 3,263,165 shares, 2001 -- 3,124,941 shares	3,823,153	3,743,514
Retained earnings	17,751,308	17,170,780
Treasury stock, at cost		
Common; 2002 -- 40,235 shares, 2001 -- 178,459 shares	(280,190)	(938,350)
Total stockholders' equity	21,294,271	19,975,944
Total liabilities and stockholders' equity	$ 226,451,310	$ 234,768,977

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years Ended September 30	2002	2001	2000
Interest Income			
Loans	$ 15,130,146	$ 17,401,401	$ 15,953,381
Held-to-maturity securities	652,981	981,976	967,478
Deposits with banks	48,895	97,067	71,541
Total interest income	15,832,022	18,480,444	16,992,400
Interest Expense			
Deposits	4,254,890	7,129,857	6,212,303
Borrowings	2,776,521	3,173,430	3,574,233
Total interest expense	7,031,411	10,303,287	9,786,536
Net Interest Income	8,800,611	8,177,157	7,205,864
Provision for Loan Losses	357,279	83,442	160,874
Net Interest Income After Provision for Loan Losses	8,443,332	8,093,715	7,044,990
Noninterest Income			
Service charges on deposit accounts	547,407	381,951	401,775
Sale of mortgage loans	237,061	484,883	13,326
Other	610,640	719,434	652,806
Total noninterest income	1,395,108	1,586,268	1,067,907
Noninterest Expense			
Salaries and employee benefits	3,258,853	2,744,863	2,414,641
Occupancy and equipment expense	915,282	925,635	941,796
Data processing fees	794,627	629,557	530,145
Deposit insurance premium	87,235	89,444	98,373
Advertising	373,141	277,032	293,302
Ohio Franchise taxes	237,778	217,508	211,648
Other	1,289,805	1,089,452	1,091,535
Total noninterest expense	6,956,721	5,973,491	5,581,440
Income Before Income Taxes	2,881,719	3,706,492	2,531,457
Provision for Income Taxes	1,015,008	1,301,002	914,316
Net Income	$ 1,866,711	$ 2,405,490	$ 1,617,141
Basic Earnings Per Share	$ .58	$ .77	$ .51
Diluted Earnings Per Share	$ .56	$ .73	$ .48

See Notes to Consolidated Financial Statements

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, October 1, 1999	$ 3,736,076	$ 14,268,057	$ (351,865)	$ 17,652,268
Net income	—	1,617,141	—	1,617,141
Dividends on common stock, $.16 per share	—	(505,215)	—	(505,215)
Purchase of treasury stock	—	—	(667,938)	(667,938)
Sale of treasury stock from exercise of options	—	(34,856)	56,294	21,438
Balance, September 30, 2000	3,736,076	15,345,127	(963,509)	18,117,694
Net income	—	2,405,490	—	2,405,490
Dividends on common stock, $.175 per share	—	(546,078)	—	(546,078)
Purchase of treasury stock	—	—	(29,375)	(29,375)
Sale of treasury stock from exercise of options	7,438	(33,759)	54,534	28,213
Balance, September 30, 2001	3,743,514	17,170,780	(938,350)	19,975,944
Net income	—	1,866,711	—	1,866,711
Dividends on common stock, $.195 per share	—	(629,487)	—	(629,487)
Purchase of treasury stock	—	—	(312,076)	(312,076)
Sale of treasury stock from exercise of options	—	(656,696)	970,236	313,540
Tax benefit of stock options	79,639	—	—	79,639
Balance, September 30, 2002	$ 3,823,153	$ 17,751,308	$ (280,190)	$ 21,294,271

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years Ended September 30	2002	2001	2000
Operating Activities			
Net income	$ 1,866,711	$ 2,405,490	$1,617,141
Items not requiring (providing) cash			
Depreciation and amortization	592,152	590,773	596,297
Provision for loan losses	357,279	83,442	160,874
Amortization of premiums and discounts on securities	188,660	(67,121)	(137,520)
Deferred income taxes	(39,050)	212,000	45,000
FHLB stock dividend	(217,200)	(302,900)	(281,100)
Changes in			
Mortgage loans held for sale	693,796	(693,796)	11,902
Other assets and other liabilities	595,953	(566,905)	392,566
Net cash provided by operating activities	4,038,301	1,660,983	2,405,160
Investing Activities			
Net change in interest-bearing deposits	298,000	390,000	1,111,030
Net (originations) collections of loans	6,045,773	3,670,174	(28,712,889)
Purchase of premises and equipment	(1,386,238)	(462,046)	(115,950)
Purchases of held-to-maturity securities	(5,726,002)	(27,759,321)	(14,967,016)
Proceeds from maturities of held-to-maturity securities	6,204,204	28,429,404	14,401,464
Proceeds from sales and payments received on real estate owned and repossessed assets	507,111	264,905	266,125
Net cash provided by (used in) investing activities	5,942,848	4,533,116	(28,017,236)
Financing Activities			
Net increase (decrease) in deposits	11,437,323	(12,469,451)	13,600,023
Net increase (decrease) in short-term borrowings	(26,062,000)	(395,000)	19,650,000
Proceeds from issuance of long-term debt	11,000,000	20,000,000	—
Repayment of long-term debt	(6,014,991)	(11,014,121)	(7,013,300)
Proceeds from exercise of options	313,540	28,213	21,438
Dividends paid	(629,487)	(546,078)	(505,215)
Purchase of stock	(312,076)	(29,375)	(667,938)
Net increases in advances from borrowers for taxes and insurance	14,161	(109,555)	(15,763)
Net cash provided by (used in) financing activities	(10,253,530)	(4,535,367)	25,069,245
Increase (Decrease) in Cash and Cash Equivalents	(272,381)	1,658,732	(542,831)
Cash and Cash Equivalents, Beginning of Year	6,496,134	4,837,402	5,380,233
Cash and Cash Equivalents, End of Year	$ 6,223,753	$ 6,496,134	$ 4,837,402
Supplemental Cash Flows Information			
Real estate acquired in settlement of loans	$ 779,431	$ 584,856	$ 440,808
Interest paid	7,206,695	10,406,264	9,617,382
Income taxes paid (net of refunds)	1,006,970	1,219,289	765,000

See Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

First Federal Bancorp, Inc. (Company) is a unitary savings and loan holding company whose principal activity is the ownership and management of First Federal Savings Bank of Eastern Ohio (Bank). The Bank operates under a federal thrift charter and provides full banking services in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in east central Ohio. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2002 and 2001, cash equivalents consisted of interest-bearing demand deposits.

Securities

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity.

Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

(Table Dollar Amounts in Thousands)

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Stock Options

Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and accordingly, recognizes no compensation expense for the stock option grants.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares and potential common shares outstanding during each year.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at September 30, 2002, was $852,000.

Note 3: Investments

Held-to-Maturity Securities

The amortized cost and approximate fair values of securities classified as held to maturity are as follows:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
U.S. government agencies	$ 9,613	$ 111	$ —	$ 9,724
Mortgage-backed securities	415	15	—	430
Other securities	82	—	—	82
	$ 10,110	$ 126	$ 0	$ 10,236

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Approximate Fair Value
U.S. government agencies	$ 10,053	$ 132	$ —	$ 10,185
Mortgage-backed securities	614	15	(1)	628
Other securities	108	—	—	108
	$ 10,775	$ 147	$ (1)	$ 10,921

Maturities of held-to-maturity debt investments at September 30, 2002:

	Amortized Cost	Approximate Fair Value
One year or less	$ 7,554	$ 7,625
After one through five years	2,118	2,158
After five through ten years	23	23
Mortgage-backed securities not due on a single maturity date	415	430
	$ 10,110	$ 10,236

The book value of securities pledged as collateral, to secure public deposits and for other purposes, amounted to $5,690,000 at September 30, 2002, and $7,005,000 at September 30, 2001. The approximate fair value of pledged securities amounted to $5,829,000 at September 30, 2002, and $7,101,000 at September 30, 2001.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at September 30, 2002 and 2001, include:

	2002	2001
Real estate loans		
Secured by one-to-four-family residences	$ 87,369	$ 96,377
Secured by multi-family	9,410	9,719
Nonresidential	21,495	16,159
Construction loans	7,633	9,032
Consumer and other loans		
Automobile	41,269	45,213
Home equity and second mortgage	25,413	25,838
Commercial	7,105	6,805
Other	1,661	240
	201,355	209,383
Deferred loan costs	497	460
Undisbursed portion of loans in process	(4,638)	(4,834)
Allowance for loan losses	(1,688)	(1,605)
	$ 195,526	$ 203,404

Activity in the allowance for loan losses was as follows:

	2002	2001	2000
Balance, beginning of year	$ 1,605	$ 1,828	$ 1,821
Provision charged to expense	357	83	161
Recoveries on loans	38	27	43
Losses charged off	(312)	(333)	(197)
Balance, end of year	$ 1,688	$ 1,605	$ 1,828

(Table Dollar Amounts in Thousands)

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2002	2001
Land and improvements	$ 781	$ 781
Buildings	6,580	6,594
Equipment	3,168	3,348
	10,529	10,723
Less accumulated depreciation	(4,377)	(4,353)
Construction in progress	1,012	--
Net premises and equipment	$ 7,164	$ 6,370

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $61,908,000 and $38,043,000 at September 30, 2002 and 2001, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in other liabilities, were approximately $234,000 and $130,000 at September 30, 2002 and 2001, respectively.

The aggregate fair value of capitalized mortgage servicing rights at September 30, 2002 and 2001 totaled $379,000 and $370,000. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

	2002	2001
Mortgage Servicing Rights		
Balances, beginning of year	$ 370	$ ---
Servicing rights capitalized	325	385
Amortization of servicing rights	(113)	(15)
	582	370
Valuation allowance	(203)	---
Balances, end of year	$ 379	$ 370

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2002	2001
Balance, beginning of year	$ --	$ ---
Additions	(203)	--
Balance, end of year	(203)	0

Mortgage servicing rights at September 30, 2000 and activity for capitalized mortgage servicing rights for 2000 are not material.

Note 7: Deposits

	2002	2001
Demand deposit	$ 58,799	$ 39,683
Savings deposits	17,900	20,192
Certificates and other time deposits of $100,000 or more	19,951	19,735
Other certificates and time deposits	61,038	66,641
	$ 157,688	$ 146,251

At September 30, 2002, the scheduled maturities of time deposits are as follows:

2003	$ 55,056
2004	9,392
2005	13,473
2006	1,571
2007	1,381
Thereafter	116
	$ 80,989

Note 8: Short-Term Borrowings

	2002	2001
FHLB advances (2.15%)	$ 2,778	$ 27,840
Notes payable (related parties)—6% due December 20, 2001, unsecured	—	1,000
	$ 2,778	$ 28,840

Note 9: Long-Term Debt

Long-term debt consists solely of fixed-rate (4.57% to 6.90%) FHLB advances.

The FHLB advances are secured by first-mortgage loans totaling $57,149,000 and FHLB stock at September 30, 2002. Advances are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of long-term debt at September 30, 2002, are:

2003	$ 6,015
2004	6,015
2005	19,015
2006	1,015
2007	3,015
Thereafter	7,866
	$ 42,941

The Bank has a line of credit of $10,000,000 with FHLB. At September 30, 2002, $7,440,000 of the line of credit was used as a letter of credit to secure public deposits.

(Table Dollar Amounts in Thousands)

Note 10: Income Taxes

The provision for income taxes includes these components:

	2002	2001	2000
Taxes currently payable	$ 1,054	$ 1,089	$ 869
Deferred income taxes	(39)	212	45
Income tax expense	$ 1,015	$ 1,301	$ 914

A reconciliation of income tax expense at the statutory rate to the Bank's actual income tax expense is shown below:

	2002	2001	2000
Computed at the statutory rate 34%	$ 980	$ 1,260	$ 861
Increase resulting from			
Other	35	41	53
Actual tax expense	$ 1,015	$ 1,301	$ 914

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 462	$ 380
Accrued compensated absences	46	42
	508	422
Deferred tax liabilities		
Pension and employee benefit plans		(51)
Depreciation	(146)	(123)
FHLB stock dividends	(761)	(688)
Loan fees	(17)	(15)
Mortgage servicing rights	(127)	(126)
Other	(3)	(4)
	(1,054)	(1,007)
Net deferred tax liability	$ (546)	$ (585)

Retained earnings at September 30, 2002 and 2001, include approximately $1,615,000, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liabilities on the preceding amount that would have been recorded if it were expected to reverse into taxable income in the foreseeable future was approximately $549,000.

Note 11: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002						
Total Capital (to Risk-Weighted Assets)	$ 19,268	11.5%	$ 13,403	8.0%	$ 16,754	10.0%
Tier I Capital (to Risk-Weighted Assets)	17,917	10.7	6,702	4.0	10,052	6.0
Tier I Capital (to Adjusted Total Assets)	17,917	7.8	9,125	4.0	11,407	5.0
Tangible Capital (to Adjusted Total Assets)	17,917	7.8	3,422	1.5		N/A
As of September 30, 2001						
Total Capital (to Risk-Weighted Assets)	$ 19,336	12.6%	$ 12,261	8.0%	$ 15,326	10.0%
Tier I Capital (to Risk-Weighted Assets)	17,951	11.7	6,131	4.0	9,195	6.0
Tier I Capital (to Adjusted Total Assets)	17,951	7.7	9,335	4.0	11,669	5.0
Tangible Capital (to Adjusted Total Assets)	17,951	7.7	3,501	1.5		N/A

Without prior regulatory approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At September 30, 2002, total stockholders' equity of the Bank was $18,044,000, of which approximately $2,059,000 was potentially available for distribution to the Company.

(Table Dollar Amounts in Thousands)

Note 12: Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). *In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on* substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, October 1, 2001	$	1,079
New loans, including renewals		406
Payments, etc., including renewals		(305)
Balances, September 30, 2002	$	1,180

Deposits from related parties held by the Bank at September 30, 2002 and 2001 totaled $1,557,000 and $792,000, respectively.

Note 13: Employee Benefit Plans

The Company approved a defined contribution pension plan covering substantially all employees effective September 1, 2002. Employees may contribute up to the maximum amount determined by the IRS, with the Company matching 50% of the employee's contribution on the first 4% of the employee's compensation. Additionally, the Company will contribute 3% of the employee's compensation each pay period, and an additional 2% if the employee is employed on the last day of the Plan year. Employer contribution charged to expense for 2002 was $3,265.

The Company approved termination of the defined benefit pension plan, effective August 31, 2002. The Company's defined-benefit pension plan covers substantially all of its employees. The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements:

		2002		2001
Change in benefit obligation				
Benefit obligation at beginning of year	$	1,612	$	1,245
Service cost		98		73
Interest cost		114		58
Actuarial loss		53		249
Benefits paid		(9)		(13)
Benefit obligation at end of year		1,868		1,612
Change in plan assets				
Fair value of plan assets at beginning of year		1,511		1,270
Actual return on plan assets		36		96
Employer contribution		175		158
Benefits paid		(9)		(13)
Fair value of plan assets at end of year		1,713		1,511
Funded status		(155)		(101)
Unrecognized net actuarial loss		—		241
Unrecognized transition liability		—		9
(Accrued) Prepaid benefit cost	$	(155)	$	149

	2002	2001	2000
Components of net periodic benefit cost			
Service cost	$ 98	$ 73	$ 56
Interest cost	114	58	80
Expected return on plan assets	(61)	(96)	3
Net amortization and deferral	(29)	30	(64)
Curtailment loss	155	—	—
Net periodic benefit cost	$ 277	$ 65	$ 75
Assumptions used in the accounting were:			
Discount rate	5.50%	4.69%	7.72%
Rate of increase in compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	6.00%	5.00%	5.00%

Note 14: Stock Option Plan

The Company has five stock option plans, three Incentive Stock Option Plans for Officers and Key Employees and two Stock Option Plans for Non-employee Directors, that were approved by the Board of Directors and were ratified by the Company's shareholders at the annual meetings in February 1993, February 1995 and February 1997. The number of options authorized under the plans for granting to officers and key employees is 464,540. In addition 287,624 options are authorized under the plans for granting to non-employee directors. Options expire 10 years after the date of grant and are issued at the market price of the Company's stock on the date of grant, therefore, no compensation expense was recognized. For the plans ratified in February 1993, eligible officers and directors are able to exercise options awarded to them one year after the grant date. For the other plans, eligible officers and directors are able to exercise options awarded to them immediately after the grant date.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rates	4.32% to 5.33%	5.00% to 5.50%	6.50%
Dividend yields	2.75% to 3.40%	3.10%	2.91%
Volatility factors of expected market price of common stock	19% to 20%	16.00% to 24%	27.00%
Weighted-average expected life of the options	10 years	10 years	10 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are as follows:

		2002	2001	2000
Net income	As reported	$1,867	$2,405	$1,617
	Pro forma	1,706	2,397	1,606
Basic earnings per share	As reported	.58	.77	.51
	Pro forma	.53	.77	.51
Diluted earnings per share	As reported	.56	.73	.48
	Pro forma	.51	.73	.48

(Table Dollar Amounts in Thousands)

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended September 30, 2002, 2001 and 2000.

	2002		2001		2000	
Options	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding, beginning of year	438,306	$3.52	444,826	$3.39	460,546	$3.72
Granted	161,300	6.36	10,400	5.36	6,100	5.50
Exercised	(182,950)	1.71	(16,620)	1.25	(17,150)	1.25
Forfeited/expired	(1,000)	5.44	(300)	5.27	(4,670)	7.10
Outstanding, end of year	415,656	5.44	438,306	3.52	444,826	3.39
Options exercisable at year end	399,451	5.43	428,106	3.48	439,426	3.37
Weighted-average fair value of options granted during the year		1.42		1.39		1.88

As of September 30, 2002, the options outstanding and exercisable are as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	**Number**	**Weighted-Average Remaining Contractual Life (Months)**	**Number**	**Weighted-Average Exercise Price**
$1.25 to $2.50	800	16.80	800	$ 2.50
$2.51 to $5.00	190,680	31.25	190,680	3.65
$5.01 to $7.50	183,521	107.91	167,316	6.34
$7.51 to $10.00	38,700	62.89	38,700	9.96
$10.01 to $12.50	1,955	74.27	1,955	11.88
	415,656	68.22	399,451	5.43

Note 15: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Income	2002 Weighted-Average Shares	Per Share Amount
Net income	$ 1,867	3,205,099	
Basic earnings per share			
Income available to common stockholders			$ .58
Effect of dilutive securities			
Stock options		152,081	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,867	$ 3,357,180	$ .56

Options to purchase 100,446 shares of common stock at between $7.30 and $11.875 per share were outstanding at September 30, 2002, but were not included in the computation of diluted EPS because the options' exercise price were greater than the average market price of the common shares.

	Income	2001 Weighted-Average Shares	Per Share Amount
Net income	$ 2,405	3,118,269	
Basic earnings per share			
Income available to common stockholders			$ .77
Effect of dilutive securities			
Stock options		187,239	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 2,405	$ 3,305,508	$ .73

Options to purchase 42,746 shares of common stock at between $7.375 and $11.875 per share were outstanding at September 30, 2001, but were not included in the computation of diluted EPS because the options' exercise price were greater than the average market price of the common shares.

	Income	2000 Weighted-Average Shares	Per Share Amount
Net income	$ 1,617	3,168,193	
Basic earnings per share			
Income available to common stockholders			$ .51
Effect of dilutive securities			
Stock options		209,207	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,617	$ 3,377,400	$ .48

(Table Dollar Amounts in Thousands)

Note 16: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Bank's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Bank does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 6,224	$ 6,224	$ 6,496	$ 6,496
Interest-bearing deposits	698	698	996	996
Held-to-maturity securities	10,110	10,236	10,775	10,921
Loans, net of allowance for loan losses	195,526	209,843	203,404	212,319
Interest receivable	1,265	1,265	1,343	1,343
Stock in FHLB	4,591	4,591	4,374	4,374
Financial liabilities				
Deposits	157,688	162,162	146,251	148,116
Short-term borrowings	2,778	2,778	28,840	28,840
Long-term debt	42,941	45,133	37,956	39,933
Interest payable	348	348	523	523

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Interest-bearing Time Deposits

For these short-term instruments, the carrying amount approximates fair value.

Investment Securities

Fair values for investment securities equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

FHLB Stock

The fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits

The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date, i.e., their carrying amount. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term Borrowings

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Long-term Borrowings

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 17: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, automobiles, income producing commercial real estate and residential real estate.

At September 30, 2002 and 2001, the Bank had outstanding commitments to originate loans aggregating approximately $2,148,000 and $1,846,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $1,269,000 and $1,304,000 at September 30, 2002 and 2001, respectively, with the remainder at floating market rates.

Total mortgage loans in the process of origination amounted to $4,620,000 and $4,334,000 at September 30, 2002 and 2001, respectively. Substantially all mortgage loans in the process of origination were commitments to originate variable rate loans.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At September 30, 2002, the Bank had granted unused lines of credit to borrowers aggregating approximately $1,297,000 and $14,462,000 for commercial lines and open-end consumers lines, respectively. At September 30, 2001, unused lines of credit to borrowers aggregated approximately $2,000 for commercial lines and $11,435,000 for open-end consumer lines.

(Table Dollar Amounts in Thousands)

Note 18: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheet

	2002	2001
Assets		
Deposits with subsidiary	$ 3,213	$ 407
Commercial loans	105	2,565
Investment in common stock of subsidiary	18,044	18,123
Other assets	14	54
Total assets	$ 21,376	$ 21,149
Liabilities		
Short-term borrowings	$ —	$ 1,000
Other liabilities	82	173
	82	1,173
Stockholders' Equity	21,294	19,976
Total liabilities and stockholders' equity	$ 21,376	$ 21,149

Condensed Statement of Income

	2002	2001	2000
Income			
Dividends from subsidiary	$ 2,000	$ 950	$ 750
Interest income	92	125	137
Total income	2,092	1,075	887
Expenses			
Other expenses	146	144	137
Income Before Equity in Undistributed Income of Subsidiary	1,946	931	750
Equity in Undistributed Income of Subsidiary	(79)	1,474	867
Net Income	$ 1,867	$ 2,405	$ 1,617

Condensed Statement of Cash Flows

	2002	2001	2000
Operating Activities			
Net income	$ 1,867	$ 2,405	$ 1,617
Equity in undistributed income of subsidiary	79	(1,474)	(867)
Net change in other assets and liabilities	27	9	55
Net cash provided by operating activities	1,973	940	805
Investing Activities			
Net change in loans	2,460	(1,269)	(503)
Net cash provided (used) by investing activities	2,460	(1,269)	(503)
Financing Activities			
Proceeds (repayment) from borrowing	(1,000)	1,000	—
Proceeds from exercise of options	314	28	22
Purchase of treasury stock	(312)	(29)	(668)
Dividends paid	(629)	(546)	(505)
Net cash used by financing activities	(1,627)	453	(1,151)
Net Change in Cash and Cash Equivalents	2,806	124	(849)
Cash and Cash Equivalents at Beginning of Year	407	283	1,132
Cash and Cash Equivalents at End of Year	$ 3,213	$ 407	$ 283

BOARD OF DIRECTORS

Ward D. Coffman, III, Attorney, Sole Practitioner
Robert D. Goodrich, II, Chairman of the Board and Chief Executive Officer
Wendy's Management Group, Inc. (Restaurants)
Patrick L. Hennessey, President, P & D Transportation (Trucking Company)
Connie Ayres LaPlante, Senior Vice President and Treasurer, First Federal Savings Bank of Eastern Ohio
John C. Matesich, III, President, Matesich Distributing Co. (Beverage Distribution)
Don R. Parkhill, Owner, Parkhill-Sedanko Insurance Agency, Inc.
J. William Plummer, President and Chief Executive Officer, First Federal Savings Bank of Eastern Ohio

OFFICERS

John C. Matesich, III, Chairman of the Board
J. William Plummer, President and Chief Executive Officer
Ward D. Coffman, III, Secretary
Connie Ayres LaPlante, Treasurer

SHAREHOLDER SERVICES

Bancorp serves as primary transfer agent and dividend distributing agent for its shares. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

First Federal Bancorp, Inc.
505 Market Street
P.O. Box 2865
Zanesville, Ohio 43702-2865
Attention: Corporate Treasurer

FIRST FEDERAL SAVINGS BANK OF EASTERN OHIO DIRECTORS AND OFFICERS

Ward D. Coffman, III, Director
Robert D. Goodrich, II, Director
Patrick L. Hennessey, Director
Connie Ayres LaPlante, Senior Vice President, Treasurer and Director
John C. Matesich, III, Chairman of the Board
Don R. Parkhill, Director
J. William Plummer, President, Chief Executive Officer and Director
Jack W. Imes, Senior Vice President, Chief Lending Officer
Larry W. Snode, Secretary and Senior Vice President
Thomas N. Sulens, Senior Vice President

Alice Browning, Vice President of Accounting
David P. Curby, Vice President of Lending
Amanda Dhir Pruett, Vice President of Human Resources
John F. Ginikos, Vice President of Appraising
Jim Hayes, Vice President of Sales/Branch Administration
Brian Kaufman, Vice President of Savings
Gordon E. Spillman, Vice President of Coshocton Area
Christi A. Eyerman, Assistant Vice President
Debbie Gheen, Assistant Vice President
Teresa Hennessy, Assistant Vice President
Laurie Waggoner, Assistant Vice President

ANNUAL MEETING

The Annual Meeting of Shareholders of First Federal Bancorp, Inc., will be held on February 19, 2003, at 2:00 p.m. Eastern Standard Time, at the Holiday Inn, 4645 East Pike, Zanesville, Ohio 43701. Shareholders are cordially invited to attend.

ANNUAL REPORT ON FORM 10-KSB

A copy of Bancorp's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to Shareholders upon request to:

First Federal Bancorp, Inc.
505 Market Street
P.O. Box 2865
Zanesville, Ohio 43702-2855
Attention: Corporate Treasurer

Bancorp will provide any Exhibit to the Form 10-KSB to Shareholders upon request and the payment of Bancorp's reasonable expenses incurred in furnishing such Exhibit.

FIRST FEDERAL SERVING OUR CUSTOMERS AT THESE LOCATIONS

Web Site-http//:www.firstfedonline.com

Zanesville, Ohio 43701
Main Office
505 Market Street
990 Military Road
2810 Maysville Pike

Roseville, Ohio 43777
55 Main Street

Coshocton, Ohio 43812
639 Main Street

Newcomerstown, Ohio 43832
220 E. State Street

505 Market Street | P.O. Box 2865 | Zanesville, Ohio 43702-2865 | www.firstfedonline.com